99-4

DAVIS ENGINEERING COMPANY,INC.

Registered Professional Petroleum Engineers

623 West California Avenue

Oklahoma City,Oklahoma 73102

Telephone (405)232-7770

April 14, 2003

Aspen Energy Group

3300 Bank One Center

Oklahoma City,Oklahoma 73102

Attn: Mr.Ron Mercer

APPRAISAL OF RESERVES

ASPEN ENERGY GROUP

RESERVE AND ECONOMIC REPORT

AS OF JANUARY 1ST, 2003

PROVED DEVELOPED RESERVES

ESCALATED PRICE AND EXPENSE CASE

Gentlemen:

As per your request, we have prepared an economic and reserve report to the interests of Aspen Energy Group in various properties at an effective date of January 1st, 2003.

This analysis reflects our appraisal of various properties included on a spreadsheet of the Aspen Energy Group in-house reserve report at the same effective date.  This spreadsheet reflected a 9 percent discounted value of $18,182,526 based upon in-house review of 577 properties.  453 randomly chosen properties on the spreadsheet reflected a 9 percent discounted value of $16,360,805 or 89.98% of total.  These properties were then evaluated by Davis Engineering Company Inc. using independent verification of production data.

Davis Engineering Company, using working and revenue interests and operating expenses on these 453 properties computed a 9 percent discounted value of $15,006,159. This independent audit of approximately 90 percent of the in-house value resulted in a calculation of 91.7% of the discounted value of the in-house report on the same property group.

Economics generated by Davis Engineering Company reflected first year prices of 2.89 per MMBTU and 19.41 per barrel.  Gas prices were escalated at 3 percent per year after the first year until a maximum gas price of $3.89 per MMBTU was reached, after which all prices were held constant. Operating expenses were also escalated at 3 percent per year starting immediately until the maximum gas price was reached (January 2014).  Davis Engineering Company was advised as to the economic parameters used by the in-house report and understand that the parameters listed above are consistent.

Based upon known audit standards used by other independent engineering firms, this audit performed by Davis Engineering Company would indicate general satisfaction with the in-house report as reviewed.

Michael Glenn Davis, P.E.

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Reddy Petroleum Company

P.O. Box 5525 Edmond, OK  73083-5525  (405) 330-0442  Fax (405) 330-5014

April 3,2003

Ron Mercer

Aspen Energy Group Inc.

One North Hudson, Suite 1000

Oklahoma City, Oklahoma 73102

Dear Mr. Mercer:

At your request we have completed an evaluation of Proved Developed Producing (PDP), Proved Developed Non-Producing (PDNP) and Proved Undeveloped (PUD) Reserves attributable to the ownership of Aspen Energy Group, Inc. in various properties located in Oklahoma and Texas.   A summary based on SEC Pricing Case effective January 1, 2003 is as follows:

EFFECTIVE DATE	RESERVE TYPE	NET OIL BBLS	NET GAS MCF	FUTURE NET REVENUE ($)	DISCOUNTED FUTURE NET REVENUE ($) AT 10% DISCOUNT
1-1-2003	PROVED DEVELOPED PRODUCING (PDP)	700,237	17,904,106	53,721,250	24,185,065
1-1-2003	PROVED DEVELOPED NON-PRODUCING (PDP)	4,782	1,143,109	3,017,404	801,011
1-1-2003	PROVED UNDEVELOPED (PUD)	80,889	7,067,871	18,950,119	11,785,884

EVALUATION METHODOLOGY

GENERAL:

Detailed results of our evaluation for producing properties is presented in the form of a summary report with One Line Well Information showing Gross/Net Oil & Gas Production, Future Cash Flow, Lease Operating Expenses, Production taxes, Discounted Cash Flow at 9%. Individual lease/well economic sheets provide detail economics and also the location of the lease/well, method of reserve determination, remaining reserves and other pertinent data. These individual lease/well economic sheets and supporting Production Plots are grouped by property number.

This report is based on the information provided by Aspen Energy Group Inc. which included production reports, Lease operating statements, etc. and production data from IHS Energy.

This report has been prepared on a Before Income Tax basis and does not give consideration to salvage value, depletion or taxes other than those specifically mentioned. Also no encumbrances against or debits owed on the properties have been considered. All ownership interests, Lease operating expenses and product pricing has been furnished by Aspen Energy Group Inc.

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ENGINEERING:

Oil and gas reserves for Proved Developed Producing were estimated by use of production performance curves and material balance calculations where applicable. If insufficient production history available to evaluate by curves, estimates were made by using analogous, nearby producing reservoirs, and/or volumetric calculations. Reserves for Proved Undeveloped and Proved Developed Non-Producing are based on the information from Aspen Energy Group Inc. and all methods used to project reserves are industry accepted petroleum reservoir evaluation methods.

OIL, GAS PRICING AND LEASE OPERATING EXPENSES:

Oil and Gas prices at the end of December 3 1,2002 with any adjustments for BTU etc. were used in the preparation of this report. SEC pricing scenario was used in this evaluation. Lease Operating Expenses were also unescalated as per SEC guidelines.

Current Gross Lease Operating statements from Aspen Energy Group Inc. are used in estimating operating expenses for producing wells, PUD'S and PDNP'S. Drilling and Completion Costs are provided by Aspen Energy Group Inc.

Every effort was made to forecast the best possible estimate of future producible oil and gas reserves. However, the accuracy of any reserve estimate is a function of the quality of available data and of judgment. While reserve estimates presented in this report are believed to be reasonable, they should be accepted with the understanding that future operations or subsequent reservoir performance or more accurate data received subsequent to the preparation of this report may justify a revision of these estimates either upward or downward.

All descriptions, information and other materials ("DATA") included in this report are solely for convenience purposes and any reliance on or use of such data is at your own risk and you should conduct your own due diligence. The Reddy Petroleum Company and its associates make no warranties or representations, express or implied, as to the accuracy or correctness of Data presented in this report or to the quality or quantity of the hydrocarbon reserves attributed to the Proved and Probable reserves, or the ability of any property (PDP, PUD & PDNP'S) to produce hydrocarbons.

We appreciate the opportunity of preparing this evaluation and, if you have any questions or need additional information, please advise.

Respectfully submitted,

REDDY PETROLEUM COMPANY

by:

Raja P. Reddy

Petroleum Consultant

Petroleum Engineer

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 ASPEN ENERGY GROUP, INC.                                                                                            DATE: 04/01/03

 SUMMARY OF RESERVES AND CASH FLOW                                                                                   TIME: 07:34:19

 PROVED DEVELOPED PRODUCING (PDP)                                                                                    FILE: ASPSEC03

 ALL PROPERTIES & ALL STATES                                                                                         PROP:    -1

                                               R E S E R V E S   A N D   E C O N O M I C S                           STID: BASE

                                               - - - - - - - -   - - -   - - - - - - - - -                           .CMD: ASPSEC03

                                                                                                                     .OUT: SEC

                                                                                                     SEC CASE

                                                          AS OF JANUARY 1, 2003                     UNESCALATED PRICING

                                                       --PRICES---  --------OPERATIONS, M$--------                        10.00 PCT

 -END-  ---GROSS PRODUCTION---  ----NET PRODUCTION----  OIL   GAS   NET OPER   SEV+ADV   NET OPER   CAPITAL    CASH FLOW  CUM. DISC

 MO-YR  OIL,  MBBL  GAS,  MMCF  OIL,  MBBL  GAS,  MMCF  $/B   $/M   REVENUES   TAXES     EXPENSES   COSTS, M$  BTAX,  M$  BTAX,  M$

 -----  ----------  ----------  ----------  ---------- ----- -----  ---------  --------  ---------  ---------  ---------  ---------

 12-03     618.294   34976.582      45.836    1126.797 28.27  3.70   5468.252   395.133   1084.971       .000   3988.148   3802.549

 12-04     552.076   31222.990      42.889    1041.083 28.27  3.70   5062.199   365.626   1063.679       .000   3632.894   6951.481

 12-05     499.922   28443.588      39.924     971.632 28.27  3.69   4717.564   340.592   1027.640       .000   3349.332   9590.514

 12-06     457.185   26127.493      37.651     910.973 28.27  3.69   4427.841   319.534    999.046       .000   3109.261  11817.827

 12-07     420.767   24176.729      35.591     854.717 28.27  3.69   4159.937   300.100    978.469       .000   2881.368  13694.257

 12-08     388.508   22478.862      33.631     802.779 28.27  3.69   3909.773   281.970    930.344       .000   2697.459  15291.219

 12-09     361.288   20987.684      31.936     759.392 28.27  3.68   3700.714   266.766    913.082       .000   2520.866  16647.965

 12-10     336.104   19648.637      30.043     716.504 28.27  3.69   3490.398   251.434    881.603       .000   2357.361  17801.372

 12-11     314.610   18485.360      28.614     682.262 28.27  3.68   3322.283   239.248    880.013       .000   2203.022  18781.271

 12-12     290.828   17405.152      27.108     645.668 28.27  3.68   3144.033   226.387    848.687       .000   2068.959  19617.874

 12-13     272.938   16405.586      25.823     611.424 28.27  3.68   2979.986   214.542    839.853       .000   1925.591  20325.730

 12-14     254.179   15478.094      24.298     575.787 28.27  3.68   2805.885   202.004    819.507       .000   1784.374  20922.022

 12-15     239.431   14654.191      23.033     542.915 28.27  3.68   2647.660   190.608    789.651       .000   1667.401  21428.588

 12-16     225.855   13891.289      21.877     515.934 28.27  3.68   2515.543   181.073    775.775       .000   1558.695  21859.072

 12-17     210.764   13177.693      20.709     490.712 28.27  3.68   2389.609   171.998    761.543       .000   1456.068  22224.660

 12-18     196.535   12481.419      19.351     467.097 28.27  3.68   2267.946   163.240    748.006       .000   1356.700  22534.328

 12-19     183.625   11860.642      18.167     445.072 28.27  3.69   2156.515   155.199    738.653       .000   1262.663  22796.325

 12-20     173.424   11277.008      16.568     422.965 28.27  3.69   2029.599   146.038    710.548       .000   1173.013  23017.591

 12-21     164.217   10712.260      15.753     401.524 28.27  3.69   1926.399   138.597    693.169       .000   1094.633  23205.315

 S TOT    6160.550  363891.259     538.802   12985.237 28.27  3.69  63122.136  4550.089  16484.239       .000  42087.808  23205.315

 REM.     1375.277  139523.905     161.435    4918.869 28.27  3.70  22746.489  1643.475   9469.572       .000  11633.442  24185.065

 TOTAL    7535.827  503415.164     700.237   17904.106 28.27  3.69  85868.625  6193.564  25953.811       .000  53721.250  24185.065

 CUM.    31518.319 1227991.529                NET OIL REVENUES (M$)           19795.783     ---------PRESENT WORTH PROFILE---------

                                              NET GAS REVENUES (M$)           66072.342     DISC    PW OF NET     DISC    PW OF NET

 ULT.    39054.146 1731406.693                TOTAL   REVENUES (M$)           85868.625     RATE    BTAX,  M$     RATE    BTAX,  M$

                                                                                            ----    ---------     ----    ---------

 BTAX RATE OF RETURN (PCT)          100.00    PROJECT LIFE (YEARS)               50.000       .0    53721.250     30.0    12077.036

 BTAX PAYOUT                    12/31/2002    DISCOUNT RATE (PCT)                10.000      2.0    43254.356     35.0    10845.424

 BTAX PAYOUT (DISC)             12/31/2002    GROSS OIL WELLS                    73.000      5.0    33341.695     40.0     9873.506

 BTAX NET INCOME/INVEST                .00    GROSS GAS WELLS                   554.000      8.0    27143.653     45.0     9086.244

 BTAX NET INCOME/INVEST (DISC)         .00    GROSS WELLS                       628.000     10.0    24185.065     50.0     8434.938

                                                                                            12.0    21837.187     60.0     7418.376

                                                                                            15.0    19107.259     70.0     6659.683

                                                                                            18.0    17028.767     80.0     6070.189

                                                                                            20.0    15898.912     90.0     5597.891

                                                                                            25.0    13690.582    100.0     5210.166